March 2, 2026

Peter Trpkovski
Chief Financial Officer
Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, IL 60606

       Re: Century Aluminum Company
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 10-Q for the Quarterly Period Ended September 30, 2025 Response dated February 17, 2026
           File No. 001-34474
Dear Peter Trpkovski:

       We have reviewed your February 17, 2026 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 14,
2026 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to the Consolidated Financial Statements
Note 2. Acquisition of Jamalco, page 64

1. We have considered your response to prior comment 1. Given the quantitative significance and pervasiveness of the errors in the financial statements and that full consolidation of the Production Assets you control represents a significant change from how you previously consolidated only your proportional interest in the Production
       Assets, among other factors, we disagree with your conclusion that the error was immaterial. Accordingly, we continue to believe that your previously issued consolidated financial statements are materially misstated and, therefore, should be restated.
 March 2, 2026
Page 2

       Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing